UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Stock Listing Information

Mexican Stock Exchange
Ticker: KOFL

NYSE (ADR)	Coca-Cola FEMSA shareholders approved dividend payment in the amount of Ps. 5,624.6 million
Ticker: KOF

Ratio of KOF L to KOF = 10:1

Mexico City, Mexico – March 21, 2012 – Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL; NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest public bottler of Coca-Cola products in the world, held its Annual Ordinary General Shareholders Meeting on March 20, 2012, during which its shareholders approved the annual report presented by the Board of Directors, the Company’s consolidated financial statements for the year ended December 31, 2011, the declaration of dividends corresponding to fiscal year 2011 and the composition of the Board of Directors and the Finance and Planning, Audit, and Corporate Practices Committees for 2012.

Shareholders approved the payment of a cash dividend in the amount of Ps. 5,624.6 million. The dividend will be paid as of May 30, 2012, and represents a dividend of Ps. 2.77 per each ordinary share, computed on the basis of 2,030.5 million shares, which include the 45.1 million shares to be issued in connection with the merger of Grupo Fomento Queretano. In accordance with Mexican legislation requirements, shareholders approved the maximum amount that can potentially be used for our share repurchase program during 2012, the amount of Ps. 400 million.

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Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, the southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias, and part of the state of Minas Gerais), and Argentina (Buenos Aires and surrounding areas), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 35 bottling facilities in Latin America and serves more than 1,700,000 retailers in the region.

For Further Information:

Investor Relations
José Castro
jose.castro@kof.com.mx
(5255) 5081-5120 / 5121

Roland Karig
roland.karig@kof.com.mx
(5255) 5081-5186

Carlos Uribe
carlos.uribe@kof.com.mx
(5255) 5081-5148

Website:
www.coca-colafemsa.com

March 21, 2012	Page 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: March 21, 2011